November 27, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joseph Allegretto
Andrew Mew

Re:	Lionbridge Technologies, Inc.

Annual Report on Form 10-K for the year ended December 31, 2011, Filed March 14, 2012;

File No. 0-26933

Ladies and Gentlemen:

This letter is submitted by Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) communicated in the Staff’s letter to Donald Muir dated November 20, 2012 (the “Letter”).

Reference is made to the telephone communications on November 21, 2012 between the undersigned and each of Joseph Allegretto and Andrew Mew of the Staff pursuant to which the Staff granted the Company’s request for an extension of 10-business days to respond to the Letter. Accordingly, the Company will submit its response on or before December 19, 2012, the date which is 20 business days from the date of the Letter.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-434-6008.

Sincerely,

/s/ Margaret A. Shukur

Margaret A. Shukur

Senior Vice President, General Counsel & Secretary

Lionbridge Technologies, Inc.

cc:	Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.